Endeavour Silver Corp.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS For the periods ended June 30, 2024

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the three and six months ended June 30, 2024, and the related notes contained therein, which were prepared in accordance with IAS 34 - Interim financial reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR+ at www.sedarplus.ca, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at www.sec.gov. This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$") dollars and tabular amounts are expressed in thousands of U.S. dollars, unless Canadian dollars (CAN$) or Mexican Pesos (MXN) are otherwise indicated. This MD&A is dated as of July 31, 2024, and all information contained is current as of July 31, 2024, unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI-43 101"). NI-43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding: the development and financing of the Terronera project; anticipated timing of the Terronera project; anticipated timing of further drawdown under the Debt Facility; estimated Terronera project economics; Terronera project's forecasted operations, costs and expenditures, and the timing and results of various related activities; estimation of mineral resources at Pitarrilla; prospects for Terronera, Pitarrilla and Parral; Endeavour's anticipated performance in 2024, including silver and gold production and financial results; silver and gold grades and recoveries, cash costs per ounce (oz), capital expenditures and sustaining capital; and the timing and results of various activities. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the Company's ability to satisfy conditions precedent to further drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera project economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined;; risks in obtaining necessary licenses and permits; challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

OVERVIEW OF THE BUSINESS

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. The Company's business strategy is focused on acquiring advanced-stage silver mining properties in Mexico. Company's operations are comprised of Guanaceví and Bolañitos mines located in Durango, Mexico and Guanajuato, Mexico respectively. The Company is developing the Terronera project located in Jalisco State, Mexico. The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company's common shares are listed on the Toronto Stock Exchange (TSX: EDR) and the New York Stock Exchange (NYSE: EXK).

HIGHLIGHTS

Three Months Ended June 30			Q2 2024 Highlights	Six Months Ended June 30
2024	2023	% Change		2024	2023	% Change
Production
1,312,572	1,494,000	(12%)	Silver ounces produced	2,772,578	3,117,545	(11%)
10,549	9,819	7%	Gold ounces produced	20,682	19,161	8%
1,303,461	1,482,255	(12%)	Payable silver ounces produced	2,753,769	3,090,467	(11%)
10,369	9,636	8%	Payable gold ounces produced	20,317	18,820	8%
2,156,453	2,279,520	(5%)	Silver equivalent ounces produced(1)	4,427,130	4,650,425	(5%)
13.43	13.52	(1%)	Cash costs per silver ounce(2)	13.30	12.27	8%
20.48	18.54	10%	Total production costs per ounce(2)	19.65	16.92	16%
23.13	22.15	4%	All-in sustaining costs per ounce (2)	22.24	21.11	5%
218,989	228,575	(4%)	Processed tonnes	440,783	439,648	0%
140.36	131.79	7%	Direct operating costs per tonne(2)	137.65	126.28	9%
192.68	169.59	14%	Direct costs per tonne(2)	187.19	169.54	10%
Financial
58.3	50.0	17%	Revenue ($ millions)	122.0	105.5	16%
1,217,569	1,299,672	(6%)	Silver ounces sold	2,973,663	2,967,080	0%
9,887	9,883	0%	Gold ounces sold	20,767	19,009	9%
28.94	24.27	19%	Realized silver price per ounce	25.71	23.65	9%
2,374	1,955	21%	Realized gold price per ounce	2,238	1,937	16%
(14.0)	(1.1)	(1,229%)	Net earnings (loss) ($ millions)	(15.2)	5.4	(381%)
(1.0)	1.6	(160%)	Adjusted net earnings (loss) ($ millions)(2)	(0.7)	6.7	(110%)
10.2	12.5	(19%)	Mine operating earnings ($ millions)	21.9	28.6	(24%)
18.9	18.8	0%	Mine operating cash flow before taxes ($ millions)(2)	39.5	41.3	(4%)
8.1	11.5	(30%)	Operating cash flow before working capital changes(2)	18.3	24.0	(24%)
(2.3)	11.4	(120%)	EBITDA ($ millions)(2)	11.3	30.8	(63%)
11.9	14.4	(17%)	Adjusted EBITDA ($ millions)(2)	28.1	34.1	(18%)
64.5	78.2	(18%)	Working capital ($ millions) (2)	64.5	78.2	(18%)
Shareholders
(0.06)	(0.01)	(500%)	Earnings (loss) per share - basic ($)	(0.06)	0.03	(300%)
(0.00)	0.01	(100%)	Adjusted earnings (loss) per share - basic ($)(2)	(0.00)	0.04	(100%)
0.03	0.06	(50%)	Operating cash flow before working capital changes per share(2)	0.08	0.13	(38%)
242,889,679	191,446,597	27%	Weighted average shares outstanding	235,201,630	190,867,192	23%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three and Six months ended June 30, 2024 and 2023

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2024	2023	% Change		2024	2023	% Change
218,989	228,575	(4%)	Ore tonnes processed	440,783	439,648	0%
208	226	(8%)	Average silver grade (gpt)	218	252	(13%)
89.7	90.1	(0%)	Silver recovery (%)	89.6	87.7	2%
1,312,572	1,494,000	(12%)	Total silver ounces produced	2,772,578	3,117,545	(11%)
1,303,461	1,482,255	(12%)	Payable silver ounces produced	2,753,769	3,090,467	(11%)
1.67	1.47	14%	Average gold grade (gpt)	1.63	1.51	8%
89.9	91.1	(1%)	Gold recovery (%)	89.8	89.7	0%
10,549	9,819	7%	Total gold ounces produced	20,682	19,161	8%
10,369	9,636	8%	Payable gold ounces produced	20,317	18,820	8%
2,156,453	2,279,520	(5%)	Silver equivalent ounces produced(1)	4,427,130	4,650,425	(5%)
13.43	13.52	(1%)	Cash costs per silver ounce(2)	13.30	12.27	8%
20.48	18.54	10%	Total production costs per ounce(2)	19.65	16.92	16%
23.13	22.15	4%	All in sustaining costs per ounce (2)	22.24	21.11	5%
140.36	131.79	7%	Direct operating costs per tonne(2)	137.65	126.28	9%
192.68	169.59	14%	Direct costs per tonne(2)	187.19	169.54	10%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

Consolidated Production

Three months ended June 30, 2024 (compared to the three months ended June 30, 2023)

Consolidated silver production during Q2, 2024 was 1,312,572 oz, a decrease of 12% compared to 1,494,000 oz in Q2, 2023, driven by a 12% decrease in silver production at the Guanaceví mine and a 17% decrease in silver production at the Bolañitos mine. Consolidated gold production was 10,549 oz, an increase of 7% compared to 9,819 oz in Q2, 2023, due to the 9% increase in gold production at the Guanaceví mine and a 6% increase in gold production at the Bolañitos mine.

Six months ended June 30, 2024 (compared to the six months ended June 30, 2023)

Consolidated silver production decreased by 11% to 2,772,578 oz in Q2 2024 compared to Q2 2023, driven by 9% lower silver production at the Guanaceví mine and 26% lower silver production at the Bolañitos mine. Consolidated gold production increased by 8% to 20,682 ounces in Q2 2024 compared to Q2 2023 due to 11% higher gold production at the Bolañitos mine, and 4% higher gold production at the Guanaceví mine.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

Consolidated Operating Costs

Three months ended June 30, 2024 (compared to the three months ended June 30, 2023)

Direct operating costs per tonne in Q2, 2024 increased to $140.36, an 7% increase compared with Q2, 2023 due to both a strengthening of the Mexican peso and higher operating costs at both Guanaceví and Bolanitos from increased inflationary pressures in combination with a 4% decrease of tonnes processed.  As the Mexican peso strengthened over the past year, the Company's Mexican peso denominated costs are increased in US dollar terms.  Guanaceví and Bolañitos have seen increased labour, power and consumable costs.

Consolidated cash costs per silver ounce, net of by-product credits, in Q2 2024 is $13.43 per silver ounce, a 1% decrease compared with $13.52 per silver ounce in Q2 2023, driven by a 21% increase in by-product gold sales, but largely offset by an 7% increase in direct operating costs and a 12% decrease in silver ounces produced.

All-In-Sustaining Costs ("AISC") increased by 4% on a per ounce basis compared to Q2, 2023 due to higher general and administrative costs and higher share-based compensation partially offset by slightly lower cash costs, reduced sustaining capital expenditures.

Six months ended June 30, 2024 (compared to the six months ended June 30, 2023)

Direct operating costs per tonne in Q2 2024 increased to $137.65, a 9% increase compared with $126.28 in Q2 2023 due to both the strengthening of the Mexican peso during second half of 2023 and significant inflationary pressure across the industry experienced in 2023 and slightly into 2024.

Consolidated cash costs per ounce, net of by-product credits, in Q2 2024 increased to $13.30 per ounce, a 8% increase compared with $12.27 per ounce in Q2 2023, driven by a 11% decrease in silver ounces produced, and a 9% increase in direct operating costs offset by 26% increase in by-product gold sales.

All-In-Sustaining Costs ("AISC") in Q2 2024 at $22.24 per ounce, slightly increased from $21.11 per ounce in Q2 2023 due to the slightly higher cash costs, decreased silver production and slightly higher general and administrative costs offset by lower sustaining capital expenditures.

GUANACEVÍ OPERATIONS

Production Results for the Three and Six months ended June 30, 2024 and 2023

Three Months Ended June 30			GUANACEVÍ	Six Months Ended June 30
2024	2023	% Change		2024	2023	% Change
112,897	116,908	(3%)	Ore tonnes processed	227,901	219,283	4%
364	398	(8%)	Average silver grade (g/t)	383	451	(15%)
90.4	90.4	(0%)	Silver recovery (%)	90.1	87.8	3%
1,195,753	1,352,423	(12%)	Total silver ounces produced	2,531,495	2,792,347	(9%)
1,192,165	1,348,366	(12%)	Payable silver ounces produced	2,523,900	2,783,970	(9%)
1.29	1.10	18%	Average gold grade (g/t)	1.27	1.25	2%
90.4	94.0	(4%)	Gold recovery (%)	89.6	91.6	(2%)
4,243	3,885	9%	Total gold ounces produced	8,367	8,073	4%
4,230	3,873	9%	Payable gold ounces produced	8,341	8,048	4%
1,535,161	1,663,223	(8%)	Silver equivalent ounces produced(1)	3,200,854	3,438,187	(7%)
17.17	14.53	18%	Cash costs per silver ounce(2)	16.52	13.36	24%
22.69	17.82	27%	Total production costs per ounce(2)	21.18	16.31	30%
24.53	20.81	18%	All in sustaining costs per ounce (2)	23.17	20.02	16%
174.34	161.07	8%	Direct operating costs per tonne(2)	172.68	156.77	10%
269.36	232.58	16%	Direct costs per tonne(2)	264.70	241.56	10%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

Guanaceví Production Results

Three months ended June 30, 2024 (compared to the three months ended June 30, 2023)

Silver production at the Guanaceví mine during Q2, 2024 was 1,195,753 oz, a decrease of 12% compared to 1,352,423 oz in Q2, 2023, and gold production was 4,243 oz, an increase of 9% compared to 3,885 oz in Q2, 2023.  Plant throughput was 3% lower in Q2, 2024 with 112,898 tonnes at average grades of 364 gpt silver and 1.29 gpt gold, compared to 116,908 tonnes grading 398 gpt silver and 1.10 gpt gold in Q2, 2023. The primary reason for the decrease in silver production and the increase in the gold production was normal variation in the grades, which also impacted the purchase of third party material.

Six months ended June 30, 2024 (compared to the six months ended June 30, 2023)

Silver production at the Guanaceví mine during the six months ended June 30, 2024, was 2,531,495 oz, 9% lower than the 2,792,347 oz produced in the same period of 2023, and gold production was 8,367 oz, 4% higher than the 8,073 oz produced in 2023. Despite plant throughput being 4% higher in the first half of 2024, compared to the same period in 2023, silver production decreased due to lower average grade of 383 gpt silver was realized, compared to 451 gpt silver in the same period of  2023. Silver recovery slightly increased during six months ended June 30, 2024, compared to the same period of 2023 at 90.1% compared to 87.8% partially offsetting lower grades. Gold production was 4% higher due to the 4% higher throughput and 2% higher grades at 1.27 gpt compared to 1.25 gpt in the same period of 2023, offset by 2% lower recoveries that have decreased slightly to 89.9% in the current period compared to 91.6% in the comparative period. The variation in grade is consistent with the mine plan and lower than the comparative period due to normal variations within the mine plan.

Guanaceví Operating Costs

Three months ended June 30, 2024 (compared to the three months ended June 30, 2023)

Direct operating costs per tonne for the three months ended June 30, 2024, increased 8% to $174.34 compared with the same period in 2023, resulting from a strengthening in the Mexican peso and increased labour, power and consumables costs in combination with a 3% decrease in throughput tonnes in Q2 2024.  .  Including royalty and special mining duty costs, direct cost per tonne increased 16% to $269.36 compared with $232.58 in the same period in 2023. The purchase of local purchased material contributed $44.67 per tonne during Q2, 2024 compared to $12.48 per tonne in Q2 as the volume of purchased material was 19,816 tonnes compared to 13,183 tonnes in the same period in 2023, purchased at higher prices. Royalty expenses decreased from $5.7 million to $5.6 million, which are included in cost per tonne and oz metrics.

Cash costs per oz, net of by-product credits, increased to $17.17 compared to $14.53 for the same period in 2023, driven by the higher direct operating costs per tonne.  AISC per oz increased 18% to $24.53 per oz for the three months ended June 30, 2024, due to higher cash costs and higher allocated general and administrative costs and partially offset by slightly lower sustaining capital expenditures.

Six months ended June 30, 2024 (compared to the six months ended June 30, 2023)

Direct operating costs per tonne for the six months ended June 30, 2024, increased 10% to $172.68 compared with $156.77 in the same period in 2023, resulting from a strengthening in the Mexican peso and increased labour, power and consumables costs.. Including royalty and special mining duty costs, direct cost per tonne increased 10% to $264.70 compared with $241.56 in the same period in 2023. The purchased material contributed $32.62 per tonne during the first half of 2024 compared to $18.01 per tonne in the same period of 2023 due to the higher cost per tonne and higher volume.  During the six months ended June 30, 2024 the Company purchased 32,545 tonnes of purchased material compared to 24,724 tonnes in 2023. Royalty expenses decreased from $12.1 million in 2023 to $11.9 million in the first half of 2024, royalty expense being included in cost per tonne and cost per oz metrics.

Cash costs per oz, net of by-product credits, for the six months ended June 30, 2024, increased to $16.52 compared to $13.36 for the same period in 2023, driven by the higher direct costs per tonne and lower silver production offset by a higher gold credit. AISC per oz increased 16% to $23.17 per oz for the six months ended June 30, 2024, due to the increased cash costs, higher general and administrative costs, offset by a lower sustaining capital expenditures being allocated to silver ounces produced.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

BOLAÑITOS OPERATIONS

Production Results for the Three and Six months ended June 30, 2024 and 2023

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2024	2023	% Change		2024	2023	% Change
106,092	111,667	(5%)	Ore tonnes processed	212,882	220,365	(3%)
41	45	(9%)	Average silver grade (g/t)	42	53	(21%)
83.4	87.6	(5%)	Silver recovery (%)	84.5	86.6	(2%)
116,819	141,577	(17%)	Total silver ounces produced	241,083	325,198	(26%)
111,296	133,889	(17%)	Payable silver ounces produced	229,869	306,497	(25%)
2.06	1.85	12%	Average gold grade (g/t)	2.00	1.77	13%
89.6	89.3	0%	Gold recovery (%)	89.9	88.4	2%
6,306	5,934	6%	Total gold ounces produced	12,315	11,088	11%
6,139	5,763	7%	Payable gold ounces produced	11,976	10,772	11%
621,292	616,297	1%	Silver equivalent ounces produced(1)	1,226,276	1,212,238	1%
(26.67)	3.34	(899%)	Cash costs per silver ounce(2)	(22.03)	2.40	(1,018%)
(3.19)	25.75	(112%)	Total production costs per ounce(2)	2.82	22.44	(87%)
8.15	35.64	(77%)	All in sustaining costs per ounce (2)	11.98	31.03	(61%)
104.20	101.14	3%	Direct operating costs per tonne(2)	100.14	95.93	4%
111.07	103.64	7%	Direct costs per tonne(2)	104.21	97.87	6%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

Bolañitos Production Results

Three months ended June 30, 2024 (compared to the three months ended June 30, 2023)

Silver production at the Bolañitos mine was 116,819 oz in Q2, 2024, a decrease of 17% compared to 141,577 oz in Q2, 2023, and gold production was 6,306 oz in Q2, 2024, an increase of 6% compared to 5,934 oz in Q2, 2023.  Plant throughput in Q2, 2024 was 106,092 tonnes at average grades of 41 gpt silver and 2.06 gpt gold, compared to 111,667 tonnes at average grades of 45 gpt silver and 1.85 gpt gold in Q2, 2023.  At the Bolañitos mine the 17% decrease in silver production was attributable to a combination of a 9% decrease in ore silver grade a 5% decrease in recoveries and a 5% decrease in throughput.  The 6% increase in gold production at the Bolañitos mine was attributable to an 8% increase in ore gold grade and the 5% decrease in throughput. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

Six months ended June 30, 2024 (compared to the six months ended June 30, 2023)

Silver production at the Bolañitos mine was 241,083 oz during the six months ended June 30, 2024, a decrease of 26% compared to 325,198 oz in the same period of 2023, and gold production was 12,315 oz, an increase of 11% compared to 11,088 oz in 2023. Plant throughput for six months ended June 30, 2024, was 212,882 tonnes at average grades of 42 gpt silver and 2.00 gpt gold, compared to 220,365 tonnes at average grades of 53 gpt silver and 1.77 gpt gold in the same period of 2023. The 26% decrease in silver production and 11% increase in gold production compared to 2023 is primarily due to typical variations in the ore.

Bolañitos Operating Costs

Three months ended June 30, 2024 (compared to the three months ended June 30, 2023)

Direct costs per tonne in Q2, 2024 increased 7% to $111.07 per tonne, primarily due to a higher direct cost in combination with a 5% decrease in ore tonnes processed.  The appreciation of the Mexican Peso and inflationary impact on direct input over 2023 is attributed to the rise in cost metrics from prior period. Cash recoveries, net of by-product credits, were $26.67 per oz of payable silver in Q2, 2024 compared to cash cost of a $3.34 per oz in Q2, 2023 due to increased gold production and realized gold prices.  AISC decreased 93% in Q2, 2024 to $2.32 per oz primarily due to the decrease in cash costs net of by-product lower sustaining capital expenditures partially offset by higher general and administrative costs in the period.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

Six months ended June 30, 2024 (compared to the six months ended June 30, 2023)

Direct costs per tonne during six months ended June 30, 2024, increased 4% to $100.14 per tonne, primarily due to inflationary pressures and strengthening of the Mexican peso. Cash recoveries, net of by-product credits, were $22.03 per oz of payable silver in the six months ended June 30, 2024, compared to cash cost of $2.40 per oz in the same period of 2023 due to higher by-product gold sales in the period. AISC decreased 70% in the first half of 2024, to $9.16 per oz primarily due to the decrease in cash costs net of by-product , and reduced sustaining capital expenditures.

TERRONERA DEVELOPMENT

Construction and Development Highlights

The Terronera project continued to make significant progress in the second quarter, as concrete and structural steel work are nearing completion on the Upper Plant Platform for areas including crushing, coarse-ore storage, grinding, flotation, and thickening. The Project remains on track for commissioning in Q4 2024 as major mechanical installations continued to advance on schedule. - Overall project progress (mine development and surface construction) reached 64.5% completion, with more than $204 million of the Project's budget spent to date. The Company anticipates commissioning using temporary power with the LNG and power generation to be operational subsequent to commissioning. The temporary power has been planned and is expected to be available for Q4, therefore, the targeted project progress of 100% completion may not be fully achieved even after commercial production.

The Company continues to maintain a strong focus on safety. During Q2 underground operations increased rescue brigade participation by 40%, and two self-contained mine refuge stations were installed. Engineering efforts have now transitioned to construction support and during the quarter, a detailed design was completed for the tailing storage facility ("TSF"), Portal 2 waste dump, and the Lower Platform excavation. Significant mine development efforts resulted in over 1,270 meters developed underground, totaling nearly 4,500 meters. As of June 30, 2024, concrete work and structural steel erection are 100% complete, and the surface mill and infrastructure construction are 88% complete and progressing on schedule. Excavation for the TSF embankment key trench was over 95% complete, and the Lower Platform area is nearly 50% complete while the concrete work on the lower platform is scheduled to start in early Q3.

Bulk materials purchase orders have been released, and lead times are aligned with the current schedule. The procurement team has focused on critical path purchases, such as electrical components and transfer chutes, and reducing bulk material lead times to increase schedule float. As of June 30, 2024, the workforce increased to over 190 Endeavour employees and over 700 contractor workers.

2024 Outlook and Planning

Endeavour remains focused on advancing the Terronera Project for initial production in Q4 2024, with a comprehensive schedule and plan under the 2024 Updated Scenario.

For Q3 2024, surface construction will continue to focus on mechanical, piping, and electrical installations. Completing the Lower Platform excavation is anticipated to be no later than mid-Q3 2024 with concrete work for the tailing and concentrate filtration areas expected to begin in early Q3 2024, with the LNG and power generation areas to follow. The Company anticipates commissioning using temporary power with the LNG and power generation to be operational subsequent to commissioning. The temporary power has been planned and is expected to be available for Q4. Concentrate and tailing filtration structural, mechanical, and electrical installations will commence as concrete work is completed.

Mine development in Portals 1, 2, and 4 declines will continue, with a test long-hole stope being developed in Q3 2024. Initial long-hole production is planned for early Q4, followed by cut-and-fill mining; with ore to be stockpiled for mill ramp-up. At La Luz, development activities are anticipated to begin in Q3 2024, with the portal being constructed and the ramp to ore access being advanced in Q4.

The critical path to completion remains the Lower Platform construction, TSF and the sufficient advancement of the underground mine.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

EXPLORATION

At Guanaceví, the Company concluded sampling of the projection of the Santa Cruz vein towards the northwest and started underground diamond drilling in the El Curso mine, testing the Santa Cruz vein to depth in the central area and extension of the vein towards the southeast end. The Company drilled 1,904 meters during Q2 2024, and incurred exploration cost of $0.3 million at Guanaceví. Drill results are pending assays and analysis.

At Bolañitos, the Company completed surface diamond drilling in the La Loba vein area. The Company drilled 2,995 metres in Q2 2024, in addition to the 2,509 drilled during Q1 2024. The company incurred exploration costs of $0.3 million and $0.6 million for three and six months ended June 30, 2024, respectively. Drill results are pending assays and analysis.

At Terronera, Geological mapping concluded in the Los Espinos and Victoria veins and sampling was carried out in the Guardarraya, La Yesquilla and Los Espinos South areas. The Company incurred total development expense of $1.5 million and $3.2 million for the three and six months ended June 30, 2024, respectively, which includes social, environmental and management oversight costs that are ineligible for capitalization during construction.

At Pitarrilla, the Company continued development of the exploration ramp, surface geological mapping and sampling resumed in the Santa Cecilia area.

At Pitarilla, during the three and six months ended June 30, 2024, the Company incurred total exploration expense of $1.5 million and $2.4 million respectively. Drilling testing feeder veins for geological interpretation is expected to commence in Q3.

CONSOLIDATED FINANCIAL RESULTS

Three months ended June 30, 2024 (compared to the three months ended June 30, 2023)

In Q2, 2024, the Company's mine operating earnings were $10.3 million (Q2, 2023 - $12.5 million) on revenue of $58.3 million (Q2, 2023 - $50.0 million) with cost of sales of $48.0 million (Q2, 2023 - $37.5 million).

In Q2, 2024, the Company had operating earnings of $1.7 million (Q2, 2023 - operating earnings of $5.4 million) after exploration and evaluations costs of $4.3 million (Q2, 2023 - $4.3 million), general and administrative expense of $4.3 million (Q2, 2023 -$2.4 million). The comparative period further included a write-off of mineral properties of $0.4 million.

The loss before taxes for Q2, 2024 was $11.3 million (Q2, 2023 - earnings before taxes of $4.2 million) after finance costs of $0.3 million (Q2, 2023 - $0.4 million), a foreign exchange loss of $4.0 million (Q2, 2023 -foreign exchange gain of $1.9 million) investment and other income of $0.6 million (Q2, 2023 - expense of $2.7 million) ) as well as loss incurred on revaluation of the gold and foreign exchange derivatives of $9.3 million (2023 - nil) due to the increase in gold forward prices and appreciation of the US dollar in relation to the fixed Mexican peso contract. The Company realized a net loss for the period of $14.0 million (Q2, 2023 -$1.1 million) after an income tax expense of $2.7 million (Q2, 2023 - $5.2 million). Excluding the loss on derivative contracts and certain non-cash and unusual items as defined in the "Non-IFRS Measures" section, the adjusted loss for the period are $1.0 million (Q2 2023 - earnings of $1.6 million).

Revenue of $58.3 million in Q2, 2024, net of $0.4 million of smelting and refining costs, increased by 17% compared to $50.0 million, net of $0.9 million of smelting and refining costs, in Q2, 2023.  Gross sales of $58.7 million in Q2, 2024 represented a 15% increase over the gross sales of $50.9 million for the same period in 2023.  A 6% decrease in silver oz sold during the period, combined with a 19% increase in the realized silver price resulted in an 11% increase to silver sales. Gold oz sold are in line with comparative period, with a 21% increase in realized gold prices resulting in a 22% increase in gold sales.  During the period, the Company sold 1,217,569 oz silver and 9,887 oz gold, for realized prices of $28.94 and $2,374 per oz, respectively, compared to sales of 1,299,672 oz silver and 9,883 oz gold, for realized prices of $24.27 and $1,955 per oz, respectively, in the same period of 2023. For the three months ended June 30, 2024, the realized prices of silver and gold were within 2% of the London spot prices. Silver and gold London spot prices averaged $28.68 and $2,337, respectively, during the three months ended June 30, 2024.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

The Company increased its finished goods silver inventory to 268,020 oz and increased its finished goods gold inventory to 1,261 oz at June 30, 2024 compared to 182,128 oz silver and 779 oz gold at March 31, 2024.  The cost allocated to these finished goods was $6.1 million as at June 30, 2024, compared to $4.0 million at March 31, 2024. As of June 30, 2024, the finished goods inventory fair market value was $10.8 million, compared to $6.2 million at March 31, 2024.

Cost of sales for Q2, 2024 was $48.0 million, an increase of 28% over the cost of sales of $37.5 million for Q2, 2023.  The increase in the cost of sales compared to the prior period was driven by, a strengthened Mexican peso and higher labour, power and consumables costs as the Company.

Exploration and evaluation expenses were $4.3 million, in line with $4.3 million incurred in the same period of 2023. General and administrative expenses of $4.3 million in Q2 2024 were 80% higher compared to the $2.4 million incurred for the same period of 2023, primarily due to the revaluation of the DSU liability caused by increase in company's stock price, amounting to $2.0 million increase compared with Q2 2023.

The Company incurred a foreign exchange loss of $4.0 million in Q2, 2024 compared to a foreign exchange gain of $1.9 million in Q2, 2023 due to a weakening of the Mexican peso at the end of the reporting period, which decreased the US dollar value of Mexican peso denominated working capital surplus. The Company incurred $0.3 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities, compared to $0.4 million in the same period in 2023.  The Company recognized $9.3 million loss incurred on revaluation of the gold and foreign exchange derivatives (2023 – nil) due to the increase in golf forward prices and appreciation of the US dollar in relation to the Mexican peso. Other costs and income in the period include $0.6 million income in investment and other compared to $2.7 million cost in investment and other expenses in Q2, 2023, primarily resulting from $0.4 million in interest income (Q2, 2023 – $0.4 million), and $0.6 million in other income (Q2, 2023 – other expense of $0.1 million) partially offset by the loss on marketable securities of $0.4 million (Q2, 2023 – loss of $3.2 million). Q2 2023 royalty income of $0.2 million from the asset which was divested in Q3 2023.

Income tax expense was $2.7 million in Q2, 2024 compared to $5.2 million in Q2, 2023.  The $2.7 million tax expense is comprised of $2.9 million in current income tax expense (Q2, 2023 - $4.4 million) and $0.2 million in deferred income tax recovery (Q2, 2023 - $0.8 million).  The current income tax expense consists of $0.8 million in special mining duty taxes and $2.1 million of income taxes. The deferred income tax recovery of $0.2 million is derived from changes in temporary differences between the timing of deductions for accounting purposes compared to deductions for tax purposes.

Six months ended June 30, 2024 (compared to the six months ended June 30, 2023)

During the first six months of  2024, the Company's mine operating earnings were $21.9 million (2023 - $28.5 million) on revenue of $122.0 million (2023 - $105.5 million) with cost of sales of $100.1 million (2023 - $77.0 million). Higher revenue was offset by higher cost of sales for the period, due to increased costs on direct inputs and higher depreciation due to diminished reserves driving higher depletion costs.

During six months ended June 30, 2024, the Company had operating earnings of $5.0 million (2023 - $12.3 million) after exploration, evaluation and development costs of $8.6 million (2023 - $8.5 million) and general and administrative expense of $8.3 million (2023 -$7.3 million).

The loss before taxes for the period were $7.1 million (2023 - earnings before taxes $16.7 million) after finance costs of $0.6 million (2023 - $0.8 million), a foreign exchange loss of $2.8 million (2023 - gain $3.7 million) and investment and other income of $0.6 million (2023 - investments and other income of $1.4 million) as well as loss on derivatives of $9.3 million (2023 - nil). The Company realized net loss for the period of $15.2 million (2023 - net earnings of $5.4 million) after an income tax expense of $8.1 million (2023 -$11.3 million).

Revenue of $122.0 million net of $0.9 million of smelting and refining costs, increased by 16% compared to $105.5 million, net of $1.5 million of smelting and refining costs, in 2023. Gross sales of $122.9 million in the period represent a 15% increase over the $107.0 million for the same period in 2023. Increase in revenue is driven primarily by 9% increase in realized silver prices and 16% increase in realized gold prices in combination with 9% increase in gold oz sold, as silver oz sold remained in line with the volume sold in 2023. During the period, the Company sold 2,973,663 oz silver and 20,767 oz gold, for realized prices of $25.71 and $2,238 per oz, respectively, compared to sales of 2,967,080 oz silver and 19,009 oz gold, for realized prices of $23.65 and $1,937 per oz, respectively, in the same period of 2023. For the six months ended June 30, 2024, the realized prices of silver and gold were within 2% of the London spot prices. Silver and gold London spot prices averaged $26.13 and $2,209, respectively, during the six months ended June 30, 2024.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

The Company decreased its finished goods silver and gold to 268,020 oz silver and 1,261 oz gold, at June 30, 2024 compared to 487,884 oz silver and 1,711 oz gold at December 31, 2023. The cost allocated to these finished goods was $6.1 million at June 30, 2024, compared to $9.5 million at December 31, 2023. At June 30, 2024, the finished goods inventory fair market value was $10.8 million, compared to $15.1 million at December 31, 2023.

Cost of sales for the six months ended June 30, 2024 was $100.1 million, an increase of 30% over the cost of sales of $77.0 million for the same period of 2023. The increase in cost of sales was predominantly caused by increased direct costs and increased depreciation. Direct costs were impacted by a strengthened Mexican peso, higher labour, power and consumables costs as the Company, as well as the industry, has experienced significant inflationary pressures. Additionally direct costs on a per ounce basis were impacted by lower grades in Guanaceví compared to 2023. Depreciation costs were impacted by declining estimated reserves and resources at Guanaceví as at December 31, 2023.

Exploration and evaluation expenses were $8.6 million, consistent with $8.5 million incurred in the same period of 2023. General and administrative expenses of $8.3 million in six months ended June 30, 2024 were 14% higher compared to the $7.3 million incurred for the same period of 2023, primarily due to expense recognized from the revaluation of DSU liability, which increased with appreciation in value of the company shares.

The Company incurred a foreign exchange loss of $2.8 million during six months ended June 30, 2024 compared to a foreign exchange gain of $3.7 million in 2023 due to a weakening  of the Mexican peso at the end of the reporting period, which decreases the US dollar value of Mexican peso denominated working capital surplus. The Company incurred $0.6 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities, compared to $0.8 million for the same period in 2023. The Company recognized $0.6 million in investment and other income compared to $1.4 million in investment and other income in 2023, resulting from recognizing an unrealized loss on marketable securities of $1.3 million (2023 - loss of $2.5 million), $1.3 million in interest income (2023 - $1.0 million) and $0.6 million in other income (2023 - nil). In the same period of 2023, the Company also recognized $0.5 million of royalty income.

Income tax expense was $8.1 million in Q2, 2024 compared to $11.3 million in Q2, 2023. The $8.1 million tax expense is comprised of $8.5 million in current income tax expense (2023 - $8.9 million) and $0.4 million in deferred income tax recovery (2023 - deferred tax expense $2.4 million). The current income tax expense consists of $2.3 million in special mining duty taxes and $6.2 million of income taxes. The deferred income tax recovery of $0.4 million is derived from changes in temporary differences between the timing of deductions for accounting purposes compared to deductions for tax purposes.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

KEY ECONOMIC TRENDS

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During six months ended 2024, the average price of silver was $26.13 per ounce, with silver trading between $22.09 and $32.01 per oz based on the London Fix silver price. This compares to an average of $23.31 per oz for the six months ended June 30, 2023, with a low of $20.09 and a high of $26.03 per oz. For the six months ended June 30, 2024, the Company realized an average price of $25.71 per silver oz compared with $23.65 for the six months ended June 30, 2023.

During six months ended 2024, the average price of gold was $2,209 per oz, with gold trading between $1,985 and $2,427 per oz based on the London Fix PM gold price. This compares to an average of $1,932 per oz for the six months ended June 30, 2023, with a low of $1,811 and a high of $2,048 per oz. For the six months ended June 30, 2024, the Company realized an average price of $2,238 per oz compared with $1,937 for the six months ended June 30, 2023.

The silver and gold markets are impacted by changes in monetary policies, rising geopolitical tensions and macro-economic climate primarily as protection against inflationary concerns. Gold and silver prices have increased during 2024 due to rising geo-political tension and the anticipation of falling interest rates. Silver's industrial applications and usage has increased significantly due to the electrical conductivity of the metal. Silver efficiency as an electricity conductor and potential applications as a "green" metal has impacted the industrial demand impacting above ground inventory levels and price. This industrial demand is expected to continue into the near future, while supply is estimated to remain the same.

Currency Fluctuations

Foreign exchange risk arises from transactions denominated in currencies other than the U.S. dollar. The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos.

During six months ended June 30, 2024, the Mexican peso continued to strengthen against the U.S. dollar. The average foreign exchange rate was $16.93 Mexican pesos per U.S. dollar, with the peso trading within a range of $16.34 to $17.32. This compares to an average of $18.17, with a range of $17.06 to $19.48 Mexican pesos per U.S. dollar in the same period of 2023.

During the year ended December 31, 2023, the Mexican peso strengthened against the U.S. dollar. The average foreign exchange rate was $17.73 Mexican pesos per U.S. dollar, with the peso trading within a range of $16.67 to $19.48. This compares to an average of $20.25, with a range of $19.52 to $21.35 Mexican pesos per U.S. dollar during the year ended December 31, 2022.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

Cost Trends

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. During 2022, mining, processing and indirect costs all increased due to inflationary and industry cost pressures. During Q4, 2022 the cost per tonne was impacted by royalty costs recognized upon sale of higher than usual finished goods inventory that had been held during Q2 and Q3 of 2022. During the year ended December 31, 2023, costs have continued to be impacted by inflationary and industry costs pressures as well as being impacted by a strengthened Mexican Peso. From December 31, 2022 to December 31, 2023, the Mexico Peso has appreciated by approximately 15%. During the six months ended June 30, 2024 cost per tonne has increased further due to higher purchased material at Guanacevi and due to slightly higher direct input costs.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

ANNUAL OUTLOOK

2024 Production and Cost Guidance

		Guanaceví	Bolañitos	Consolidated
Tonnes per day	TPD	1,150 - 1,250	1,150 - 1,250	2,300 - 2,500
Silver Production	M oz	4.9 - 5.2	0.5 - 0.6	5.3 - 5.8
Gold Production	K oz	13.0 - 15.0	21.0 - 23.0	34.0 - 38.0
Silver Eq Production(1)	US$/oz	5.9 - 6.4	2.2 - 2.4	8.1 - 8.8
Cash Costs, net of gold by-product credits(2)	US$/oz			$14.00 - $15.00
AISC, net of gold by-product credits(2)	US$/oz			$22.00 - $23.00
Sustaining Capital Budget	US$M			$30.0
Exploration Budget	US$M			$8.7

(1) 2024 silver equivalent production is calculated using an 80:1 (Ag:Au) ratio

(2) Non-GAAP measures - See "Non-IFRS measures" below.

Operating mines

In 2024, silver production is expected to range from 5.3 to 5.8 million oz and gold production is expected to range from 34,000 to 38,000 oz. Silver equivalent production is forecasted to range from 8.1 to 8.8 million oz using an 80:1 Ag:Au ratio.

As of June 30, 2024 the Company is tracking towards the upper range of its silver equivalent production guidance.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanaceví	4.9 - 5.2	13.0 - 15.0	5.9 - 6.4	1,150 - 1,250
Bolañitos	0.5 - 0.6	21.0 - 23.0	2.2 - 2.4	1,150 - 1,250
Total	5.3 - 5.8	34.0 - 38.0	8.1 - 8.8	2,300 - 2,500

At Guanaceví, production will range between 1,150 tpd to 1,250 tpd and average 1,200 tpd from the Milache and El Curso orebodies. A significant portion of production will be mined from the Porvenir Cuatro extension on the El Curso concessions. The El Curso concessions are leased from a third party with no up-front costs but with significant royalty payments on sale. Compared to 2023, mine grades are expected to be slightly lower and recoveries are anticipated to be similar in 2024. Cash costs per ounce, AISC per ounce and direct costs on a per tonne basis are expected to be similar to 2023.

In 2024, plant throughput at Bolañitos is expected to range from 1,150 tpd to 1,250 tpd and average 1,200 tpd from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. Mine grades are expected to be higher for silver and lower for gold and recoveries are expected to be similar to 2023. Cash costs per ounce are expected to increase due to lower gold production and lower estimated gold prices. AISC per ounce are expected to decrease due to lower sustaining capital and direct costs on a per tonne basis are expected to be similar to 2023.

Consolidated Operating Costs

In 2024, cash costs, net of gold by-product credits, are expected to be $14.00-$15.00 per oz of silver produced. AISC, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $22.00-$23.00 per oz of silver produced.

Direct operating costs per tonne were estimated to be $140-$145. Inclusive of royalties and special mining duties direct costs are estimated to be in the range of $165-$170 per tonne.

Management made the following assumptions in calculating its 2024 cost forecasts: $23 per oz silver price, $1,840 per oz gold price and 17:1 Mexican peso to U.S. dollar exchange rate.

As of June 30, 2024 the Company costs are above its direct operating costs per tonne due to higher third party material purchased at Guanacevi and slightly higher direct input costs than originally estimated. Per oz guidance metrics are further impacted by metal price estimates, royalties and special mining duties, ore grades. The higher gold price realized has offset increased costs on per ounce guidance metrics. Management estimates costs on per ounce metrics will be near the lower end of the guidance range.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

2024 Capital Budget

	Sustaining Mine Development	Sustaining Other Capital	Total Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$14.1 million	$7.1 million	$21.2 million	-	$21.2 million
Bolañitos	$7.3 million	$1.5 million	$8.8 million	-	$8.8 million
Corporate and Exploration	-	-	-	$2.6 million	$2.6 million
Total	$21.4 million	$8.6 million	$30.0 million	$2.6 million	$32.6 million

Sustaining Capital Investments

In 2024, Endeavour plans to invest $30.0 million in sustaining capital at its two operating mines. At estimated metal prices, the sustaining capital investments are expected to be paid out of operating cash flow.

At Guanaceví, $21.2 million will be invested in capital projects, the largest of which is 4.4 kilometres of mine development at El Curso and Milache for an estimated $14.1 million. An additional $5.4 million will be invested in mine infrastructure and mine equipment. A further $1.5 million will be invested in the plant and tailings storage facility, including engineering for a tailings facility expansion. The remaining $0.2 million will be spent on various surface infrastructure or equipment.

At Bolañitos, $8.8 million will be invested in capital projects, including $7.3 million for 5.1 kilometres of mine development to access resources in the Plateros-La Luz, Lucero-Karina, and Bolañitos -San Miguel areas. The additional $1.5 million will go to upgrade the mining fleet, plant improvements and to support site infrastructure.

The Company also plans to spend $2.6 million to maintain exploration concessions, acquire mobile equipment for exploration and cover corporate infrastructure.

The Company has incurred less sustainable capital to date than originally estimated and expects this to continue in 2024.

Exploration Budget

Project	2024 Activity	Drill Metres	Expenditures	Discretionary
Guanaceví	Drilling	6,000	$1.2 million
Bolañitos	Drilling	6,000	$1.0 million
Pitarrilla	Drilling/Development	6,000	$5.1 million
Parral	Economic Studies	-	$0.5 million	$0.2 million
Chile	Targeting	-	$0.4 million	$1.6 million
Bruner	Targeting	-	$0.4 million	$0.4 million
Other	Evaluation	-	$0.1 million
Total		18,000	$8.7 million	$2.2 million

In 2024, the Company plans to spend $8.7 million drilling 18,000 metres across its properties, with the majority of the budget allocated towards advancing Pitarrilla and 8,500 drill meters with a total discretionary budget of $6.7 million

At the Guanaceví and Bolañitos mines, 12,000 metres of drilling are planned at a cost of $2.2 million to replace reserves and expand resources.

At the Pitarrilla project, management plans to invest $5.1 million on several initiatives. The largest portion of the expenditures at Pitarrilla in 2024 relates to ramp fortification costs to continue advancement of an underground drive that will be used as a drilling platform. During 2023, the drive was re-directed due to ground conditions, which increased the development estimate. The Company plans to drill 6,000 metres to test the high-grade zone and its feeder structures at various angles from the newly extended and improved ramp. Additional plans include continued maintenance of the office and camp, scoping studies and additional underground infrastructure.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

At the Parral project in Chihuahua state, the Company has paused exploratory drilling and has allocated $0.5 million towards economic studies.

In Chile, management has taken the approach to pause exploration and intends to invest $0.4 million on targeting programs. Subject to Board approval, the Company has allocated a discretionary investment of $1.6 million towards drilling the Aida target and programs related to mapping, sampling, geophysics and surface exploration on several other exploration projects.

At the Bruner project in Nevada, USA management plans to invest $0.4 million to map and sample new targets with a discretionary component of $0.4 million related to engineering work.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased from $35.3 million at December 31, 2023 to $68.1 million at June 30, 2024.

Expressed in thousands US dollars	As at June 30, 2024	As at December 31, 2023
Current assets	$127,506	$100,773
Current liabilities	63,001	58,244
Working capital surplus	$64,505	$42,529

The Company had working capital of $64.5 million as at June 30, 2024 (December 31, 2023 - $42.5 million). The $22.0 million increase in working capital is caused primarily by a $32.8 million increase in cash and cash equivalents following the drawdown of the Debt Facility and $4.2 million increase in accounts and other receivables from IVA receivable accumulating from the Terronera Project, and a $0.5 million decrease in current loans payable, offset by a $4.6 million decrease in other investments following the sale and re-valuation of marketable securities, $1.5 million decrease in income tax receivable, $3.5 million decrease in inventory, $1.2 million decrease in prepaids and other assets, $1.0 million increase in accounts payable, accrued liabilities and other current liabilities, $1.3 million increase in income taxes payable, and the recognition of a $2.9 million current portion of derivative liability relating to the Mexican peso and gold forward contracts.

Operating activities provided $16.9 million during the six months period ended June 30, 2024, compared to providing $4.5 million in the same period of 2023, driven largely by the higher silver and gold realized prices as well as higher gold ounces sold.

Investing activities used net cash $97.4 million during the six months ended June 30, 2024, compared to using net cash of $42.8 million in the same period in 2023, due to the development of Terronera. Capital asset investments totaled $100.7 million in property, plant and equipment during six months ended June 30, 2024, compared to capital investments totaling $44.6 million in the same period in 2023.

At Guanaceví, the Company invested $10.0 million, with $8.0 million spent on 1.2 km of mine development and underground infrastructure and $1.4 million on mobile equipment. The Company continued to invest in upgrades for the plant and surrounding infrastructure, including $0.6 million on plant upgrades, mine site improvements and the tailings facility.

At Bolañitos, the Company invested $4.5 million, with $4.0 million spent on 1.0 km of mine development and $0.4 million on mobile equipment. The Company continued to invest in upgrades for the plant and surrounding infrastructure, including $0.1 million on plant upgrades.

At Terronera, the Company invested $73.9 million, with $41.0 million spent on land payments, surface and mine development and infrastructure, $23.3 million was invested in plant, $0.9 million spent on buildings, $7.9 million was invested in mine equipment and $0.7 million on light vehicles, office and IT infrastructure. An additional $16.6 million was used for increase in working capital items and deposits used for purchases of equipment not yet delivered and accounts payable for equipment delivered.

Investments in the exploration and general and administrative segments were $0.3 million spent on holding costs, mobile equipment, office, building infrastructure and light vehicles.

Financing activities for the six months period ended June 30, 2024 provided $113.1 million, compared to using $1.1 million in the same period of 2023. During the six months ended June 30, 2024 the Company received $60.0 million from Debt Facility proceeds, $55.2 million from public equity offerings of shares and $2.1 million from exercise of employee stock options, paid $1.5 million in share issuance costs, paid $2.6 million in interest and principal repayments on loans and leases, received $0.7 million in loan payments and paid $0.7 million in deferred financing fees. By comparison, in Q2 2023 the Company received $2.5 million on the exercise of employee stock options, paid $3.7 million in interest and principal repayments on loans and leases, received $0.5 million in loan payments and paid $0.3 million in withholding taxes on equity settled performance share units.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

On December 18, 2023, the Company entered into an "At-The-Market" ("ATM") equity facility (the "December 2023 ATM Facility"). Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60.0 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the six months period ended June 30, 2024, the Company issued 27,540,971 common shares under the "At-The-Market" ("ATM") distributions equity facility (the "December 2023 ATM Facility") at an average price of $2.00 per share for gross proceeds of $55.2 million, less commission of $1.1 million and recognized $0.4 million of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

For the December 2023 ATM facility, the net proceeds as at June 30, 2024 have been used as follows:

Use of proceeds (thousands)
Net proceeds received	$58,263
Terronera Construction	(54,584)
Pitarrilla exploration	(497)
Allocated to working capital	$3,182

Terronera's Debt Facility Agreement ("Debt Facility") includes certain restrictive covenants with respect to the use of the loan proceeds, including restrictions on transferring funds out of Terronera entity. These restrictions are not expected to have any impact on the Company's ability to meet its obligations.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

Management of the Company believes that operating cash flow, existing working capital and the committed Debt Facility will be sufficient to cover 2024 capital requirements and meet its short-term obligations. The Company continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Terronera project.

Contingencies

The Company has disputes with the Mexican tax authorities as disclosed in the MD&A for the year ended December 31, 2023, which are currently being addressed in the Mexican court process, and judgment is employed to assess the likelihood of outcomes in favour of the Company and recognition of any liabilities. The Company is also required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that these uncertainties may be resolved unfavorably for the Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Requirements

As of June 30, 2024, the Company held $68.1 million in cash and $64.5 million in working capital. The Company also had the remaining $60 million committed and available under the committed Debt Facility for use in respect of the Terronera project. On April 9, 2024, the Company drew down $60 million of the Debt Facility, leaving $60 million undrawn and available. As of June 30, 2024, further draw downs under the Debt Facility were subject to successful completion of specific customary conditions precedent. Subsequent to the reporting period end, the Company completed a second draw of $15 million. An additional $45 million remains committed and available for future drawdowns during the second half of 2024.

The Company may be required to raise additional funds through future debt or equity financings in order to finance the development of the Terronera Project and may need to raise additional funds to carry out other business plans. As at June 30, 2024, the Company has invested more than $204 million of the total $271 million required to build Terronera The remaining amount including any cost overrun funding will be funded during 2024 using existing cash on hand, and the remaining funds available on the Debt Facility and any cash generated from operating activities. The Company will continue to monitor capital markets, economic conditions and assess its short-term and long-term capital needs.

Contractual Obligations

The Company had the following undiscounted contractual obligations as at June 30, 2024:

Payments due by period (in thousands of dollars)
Contractual Obligations
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$35,830	$38,299	$-	$-	$-
Loans payable	66,361	3,386	43,549	19,426	-
Lease liabilities	862	357	326	179	-
Other contracts	578	163	249	166	-
Other Long-Term Liabilities	12,539	-	-	4,076	8,463
Total	$116,170	$42,205	$44,124	$23,847	$8,463

Other contracts consist of office premises operating costs and short-term leases. The $12.5 million of other long-term liabilities is the undiscounted cost estimate to settle the Company's reclamation costs of the Guanaceví and Bolañitos mines, the Terronera development project and the Pitarrilla exploration project in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

TRANSACTIONS WITH RELATED PARTIES

The Company was charged $49 and $162 for legal services for the three and six months ended June 30, 2024, respectively, by a legal firm in which the Company's corporate secretary is a partner (June 30, 2023 - $218 and $286 respectively). The Company has $50 account payable to the legal firm as at June 30, 2024 (December 31, 2023 - $86).

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

As at June 30, 2024, the carrying and fair values of Endeavour's financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$68,097	$68,097	$68,097
Other investments	558	-	558	558
Accounts and other receivables	6,838	555	7,393	7,393
Loan receivable	-	2,758	2,758	2,758
Total financial assets	$7,396	$71,410	$78,806	$78,806

Financial liabilities:
Accounts payable and accrued liabilities	$3,716	$37,637	$41,353	$41,353
Derivative liability	9,253	-	9,253	9,253
Loans payable	-	62,560	62,560	62,560
Total financial liabilities	$12,969	$100,197	$113,166	$113,166

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities as at June 30, 2024 that measured at fair value on a recurring basis include:

As at June 30, 2024
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$558	$516	$-	$42
Trade receivables	6,838	-	6,838	-
Total financial assets	$7,396	$516	$6,838	$42

Liabilities:
Deferred share units	$3,671	$3,671	$-	$-
Derivative liability	9,253	-	9,253	-
Share appreciation rights	$45	$-	$45	$-
Total financial liabilities	$12,969	$3,671	$9,298	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy. The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. For Level 3 investments, which consist of share purchase warrants where inputs are not observable, they have an estimated value determined by using an option pricing model. Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units (cash settled)

The Company has a cash settled Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

Derivatives

The company has forward purchase agreements for Mexican peso as well as forward swap agreements for 68,000 oz of gold. These agreements are carried at fair market value and are classified as Level 2 in the fair value hierarchy. They are revalued at the end of the reporting period and the corresponding asset/liability is recognized in the statement of the financial position with the gain/loss record in other income (expense) of the earning and loss.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts receivable and loan receivable gold forward swap and Mexican peso forward purchase agreements. Credit risk exposure on bank accounts and gold forward swap and Mexican peso forward purchase agreements is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders. The loan receivable is related to the remaining proceeds for the sale of the El Compas mine to Grupo ROSGO. There has been no indication of a change in the creditworthiness of the counterparty to the loan receivable since the initial recognition.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirement and development plans. The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds. The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company’s operations in jurisdictions where the U.S. dollar is not the operating currency make it subject to foreign currency fluctuations. A majority of the Company’s operating expenses are incurred in Mexican pesos and therefore the fluctuation of the U.S. dollar in relation to the Mexican peso impacts the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. On April 3, 2024, the Company entered into a $45 million of forward purchase agreements for Mexican peso over the remaining construction period of the Terronera project, as required by the Debt Facility agreement in order to reduce the financial risks to the construction cost. As of June 30, 2024 $24,493 of the forward purchase agreement is outstanding.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. During the second quarter of 2024, the Company drew down on the Debt Facility and the interest on this loan is SOFR plus 4.5% until completion of the project where it changes to 3.75%.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. On March 28, 2024 the Company entered into forward swap agreements for 68,000 oz of gold expected to be produced by Terronera over the three-year period starting December 2024, as required by the Debt Facility agreement. This represents 55% of planned gold production during that period.

At June 30, 2024, there are 38,878 oz of silver and 2,184 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at June 30, 2024, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue and the associated receivable of $0.6 million.

OUTSTANDING SHARE DATA

As of July 31, 2024, the Company had the following securities issued, issuable and outstanding:

  246,019,063 common shares;
  3,692,291 stock options;
  1,239,000 performance share units; and
  542,876 equity settled deferred share units.

As at June 30, 2024, the Company's issued share capital was $779.4 million (December 31, 2023 - $722.7 million), representing 245,865,663 common shares (December 31, 2023 - 217,245,492), and the Company had options outstanding to purchase 3,845,691 common shares (December 31, 2023 - 3,488,291) with a weighted average exercise price of CAD$4.14 (December 31, 2023 - CAD$4.24).

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The material accounting policies applied in the Company's condensed consolidated interim financial statements for the three and six months ended June 30, 2024 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2023, except as described below.

The Company applied Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, issued in 2020 and 2022, for the first time in its 2024 condensed consolidated interim financial statements. The amendments clarify certain requirements for determining whether a liability is classified as current or non-current and require new disclosures in the annual financial statements for non-current liabilities that are subject to covenants within 12 months after the end of the reporting period. The adoption of the amendments did not result in any material classification adjustment to the condensed consolidated interim financial statements.

Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices and other currencies against the US Dollars. Derivative financial instruments are measured at fair value at each reporting period. All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedging derivative financial instruments are included in net earnings or loss as non-hedging derivative gains or losses.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management's judgment relate to the determination of mineralized reserves and resources, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See "Critical Accounting Estimates" in the Company's annual MD&A for the year ended December 31, 2023, for a detailed discussion on the areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the design of the Company's disclosure controls and procedures. Based on the results of that evaluation, the Company's CEO and CFO have concluded that, as of June 30, 2024, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

During the three and six months ended June 30, 2024, there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for	2024		2023				2022
share numbers and per share amounts	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross Sales	$58,708	$64,218	$51,005	$49,926	$50,866	$56,117	$82,683	$40,393
Smelting and refining costs included in revenue	448	493	506	494	795	656	694	744
Total Revenue	58,260	63,725	50,499	49,432	50,071	55,461	81,989	39,649
Direct production costs	33,703	36,705	32,817	34,020	25,478	26,516	42,821	24,510
Royalties	5,648	6,408	5,105	4,821	5,749	6,535	8,479	2,821
Mine operating cash flow before taxes	18,909	20,612	12,577	10,591	18,844	22,410	30,689	12,318
Share-based compensation	74	79	44	44	(294)	132	89	113
Depreciation	8,639	8,877	7,181	7,855	6,596	6,253	8,945	5,753
Write down on inventory	-	-	-	-	-	-	-	1,323
Mine operating earnings (loss)	$10,196	$11,656	$5,352	$2,692	$12,542	$16,025	$21,655	$5,129

Basic earnings (loss) per share	($0.06)	($0.01)	$0.01	($0.01)	($0.01)	$0.03	$0.04	($0.01)
Diluted earnings (loss) per share	($0.06)	($0.01)	$0.01	($0.01)	($0.01)	$0.03	$0.04	($0.01)
Weighted shares outstanding	242,899,679	227,503,581	196,018,623	194,249,283	191,446,597	190,274,768	189,993,085	189,241,367
Net earnings (loss)	($14,007)	($1,194)	$3,049	($2,328)	($1,054)	$6,456	$7,961	($1,499)
Depreciation	8,933	9,135	7,458	7,771	6,967	6,593	9,279	5,963
Finance costs	103	135	164	170	229	259	233	194
Current income tax	2,878	5,667	207	2,250	4,442	4,445	2,850	1,186
Deferred income tax (recovery)	(163)	(233)	(2,544)	888	766	1,676	2,345	2,053
EBITDA	($2,256)	$13,510	$8,334	$8,751	$11,350	$19,429	$22,668	$7,897

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2024			2023			2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	218,989	221,794	220,464	214,270	228,575	211,073	224,289	202,745
Guanaceví	112,897	115,004	110,781	103,345	116,908	102,375	119,305	97,728
Bolañitos	106,092	106,790	109,683	110,925	111,667	108,698	104,984	105,017
Silver ounces	1,312,572	1,460,006	1,406,423	1,148,735	1,494,000	1,623,545	1,830,835	1,458,448
Guanaceví	1,195,753	1,335,742	1,271,679	1,041,211	1,352,423	1,439,924	1,680,363	1,332,190
Bolañitos	116,819	124,263	134,744	107,524	141,577	183,621	150,472	126,258
Silver grade	208	229	233	183	226	279	296	248
Guanaceví	364	402	419	341	398	511	512	468
Bolañitos	41	42	45	37	45	61	50	43
Silver recovery	89.7	89.5	85.1	90.9	90.1	85.7	85.8	90.3
Guanaceví	90.4	89.9	85.2	91.9	90.4	85.6	85.6	90.6
Bolañitos	83.4	86.2	84.8	82.6	87.6	86.1	89.2	87.0
Gold ounces	10,550	10,133	9,608	9,089	9,819	9,342	10,370	9,194
Guanaceví	4,243	4,124	3,721	3,161	3,885	4,188	4,936	3,642
Bolañitos	6,306	6,010	5,887	5,928	5,934	5,154	5,434	5,552
Gold grade	1.67	1.58	1.53	1.48	1.47	1.56	1.57	1.60
Guanaceví	1.29	1.25	1.20	1.03	1.10	1.42	1.44	1.29
Bolañitos	2.06	1.94	1.86	1.89	1.85	1.70	1.72	1.88
Gold recovery	89.9	89.8	88.7	89.4	91.1	88.0	91.5	88.4
Guanaceví	90.4	89.2	87.0	92.4	94.0	89.6	89.4	89.9
Bolañitos	89.6	90.2	89.8	87.9	89.3	86.8	93.6	87.5
Cash costs per oz (1)	$13.43	$13.19	$12.54	$17.94	$13.52	$11.12	$11.65	$10.32
Guanaceví	$17.17	$15.94	$14.95	$20.47	$14.53	$12.25	$12.40	$10.64
Bolañitos	($26.67)	($17.69)	($11.23)	($7.68)	$3.34	$1.67	$2.85	$6.73
AISC per oz (1)	$23.13	$21.44	$21.48	$29.64	$22.15	$20.16	$19.38	$20.27
Guanaceví	$24.53	$21.96	$21.50	$29.06	$20.81	$19.28	$18.05	$17.79
Bolañitos	$8.15	$15.59	$21.27	$35.54	$35.64	$27.45	$35.06	$48.21
Direct costs per tonne (1)	$192.68	$181.77	$168.71	$176.37	$169.59	$169.49	$177.35	$146.30
Guanaceví	$269.36	$260.13	$239.76	$264.10	$232.58	$251.83	$249.23	$205.42
Bolañitos	$111.07	$97.39	$96.94	$94.63	$103.64	$91.84	$95.67	$91.28

(1) Cash cost per oz, AISC per oz and direct costs per tonne are non-IFRS measures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

NON-IFRS MEASURES

Non-IFRS and Other Financial Measures and Ratios

We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

A non-IFRS ration is defined by 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.

Expressed in thousands US dollars	As at June 30, 2024	As at December 31, 2023
Current assets	$127,506	$100,773
Current liabilities	63,001	58,244
Working capital surplus	$64,505	$42,529

Adjusted earnings and adjusted earnings per share are non-IFRS measures that supplement information to the Company's consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

The Company defines the adjusted earnings as net income adjusted to include certain non-cash and unusual item, and items that in the Company's judgement are subject to volatility as a result of factors which are unrelated to the Company's operation in the period. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included unrealized foreign exchange (gain) loss, changes in the fair value of its investments in marketable securities (gain) loss on derivatives as well as change in fair value of cash settled DSUs. and made retroactive adjustments to prior periods for the same. The following table provides a detailed reconciliation of net income as reported in the Company's financial statement to adjusted earnings and adjusted earnings per share.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for share numbers and per share amounts)	2024	2023	2024	2023
Net earnings (loss) for the period per financial statements	($14,007)	($1,054)	($15,201)	$5,402
Unrealized foreign exchange (gain) loss	2,196	519	2,332	1,614
(Gain) loss on derivatives	9,253	-	9,253	-
Change in fair value of investments	425	3,150	1,286	53
Change in fair value of cash settled DSUs	1,159	(994)	1,624	(341)
Adjusted net earnings (loss)	($974)	$1,621	($706)	$6,728
Basic weighted average share outstanding	242,889,679	191,446,597	235,201,630	190,867,192
Adjusted net earnings (loss) per share	($0.00)	$0.01	($0.00)	$0.04

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Mine operating earnings per financial statements	$10,196	$12,542	$21,852	$28,567
Share-based compensation	74	(294)	153	(162)
Depreciation	8,639	6,596	17,516	12,849
Mine operating cash flow before taxes	$18,909	$18,844	$39,521	$41,254

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for per share amounts)	2024	2023	2024	2023
Cash from (used in) operating activities per financial statements	$12,367	$4,853	$16,950	$4,452
Net changes in non-cash working capital per financial statements	4,301	(6,606)	(1,350)	(19,508)
Operating cash flow before working capital changes	$8,066	$11,459	$18,300	$23,960
Basic weighted average shares outstanding	242,889,679	191,446,597	235,201,630	190,867,192
Operating cash flow before working capital changes per share	$0.03	$0.06	$0.08	$0.13

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion.

Adjusted EBITDA excludes the following additional items from EBITDA:

  Share based compensation;
  Non-recurring impairments (reversals);
  Unrealized foreign exchange (gain) loss;
  Change in fair value of investments;
  (Gain) loss on derivatives
  Change in fair value of cash settled DSUs
  Significant non-routine items.

Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Net earnings (loss) for the period per financial statements	($14,007)	($1,054)	($15,201)	$5,402
Depreciation - cost of sales	8,639	6,596	17,516	12,849
Depreciation - exploration, evaluation and development	188	317	347	595
Depreciation - general & administration	106	54	205	116
Finance costs	103	229	238	488
Current income tax expense	2,878	4,442	8,545	8,887
Deferred income tax expense (recovery)	(163)	766	(396)	2,442
EBITDA	($2,256)	$11,350	$11,254	$30,779
Share based compensation	1,162	416	2,332	2,041
Unrealized foreign exchange (gain) loss	2,196	519	2,332	1,614
Gain (loss) on derivatives	9,253	-	9,253	-
Change in fair value of investments	425	3,150	1,286	53
Change in fair value of cash settled DSUs	1,159	(994)	1,624	(341)
Adjusted EBITDA	$11,939	$14,441	$28,081	$34,146
Basic weighted average shares outstanding	242,889,679	191,446,597	235,201,630	190,867,192
Adjusted EBITDA per share	$0.05	$0.08	$0.12	$0.18

Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios are similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty. Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories. Total production costs include all cash costs plus amortization and depletion, changes in amortization and depletion in finished goods inventory and site share-based compensation. Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced. Direct operating cost per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes. The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

Expressed in thousands US dollars	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$23,001	$10,702	$33,703	14,878	10,600	$25,478
Purchase of third party material	(5,043)	-	(5,043)	(1,457)	-	(1,457)
Smelting and refining costs included in revenue	-	447	447	-	795	795
Opening finished goods	(2,314)	(651)	(2,965)	(4,848)	(1,063)	(5,911)
Closing finished goods	4,038	557	4,595	10,257	962	11,219
Direct operating costs	19,682	11,055	30,737	18,830	11,294	30,124
Purchase of third party material	5,043	-	5,043	1,457	-	1,457
Royalties	5,556	92	5,648	5,679	70	5,749
Special mining duty (1)	129	637	766	1,224	209	1,433
Direct costs	30,410	11,784	42,194	27,190	11,573	38,763
By-product gold sales	(8,622)	(14,852)	(23,474)	(8,469)	(10,853)	(19,322)
Opening gold inventory fair market value	871	851	1,722	2,500	995	3,495
Closing gold inventory fair market value	(2,187)	(751)	(2,938)	(1,629)	(1,268)	(2,897)
Cash costs net of by-product	20,472	(2,968)	17,504	19,592	447	20,039
Depreciation	5,965	2,674	8,639	3,381	3,215	6,596
Share-based compensation	60	14	74	(147)	(147)	(294)
Opening finished goods depreciation	(771)	(219)	(990)	(1,115)	(355)	(1,470)
Closing finished goods depreciation	1,326	144	1,470	2,318	288	2,606
Total production costs	$27,052	($355)	$26,697	$24,029	$3,448	$27,477

	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	112,897	106,092	218,989	116,908	111,667	228,575
Payable silver ounces	1,192,165	111,296	1,303,461	1,348,366	133,889	1,482,255

Cash costs per silver ounce	$17.17	($26.67)	$13.43	$14.53	$3.34	$13.52
Total production costs per ounce	$22.69	($3.19)	$20.48	$17.82	$25.75	$18.54
Direct operating costs per tonne	$174.34	$104.20	$140.36	$161.07	$101.14	$131.79
Direct costs per tonne	$269.36	$111.07	$192.68	$232.58	$103.64	$169.59

Expressed in thousands US dollars	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$49,887	$20,521	$70,408	$33,023	$18,971	$51,994
Purchase of third party material	(7,435)	-	(7,435)	(3,949)	-	(3,949)
Smelting and refining costs included in revenue	-	940	940	-	1,451	1,451
Opening finished goods	(7,137)	(699)	(7,836)	(4,953)	(245)	(5,198)
Closing finished goods	4,038	557	4,595	10,257	962	11,219
Direct operating costs	39,353	21,319	60,672	34,378	21,139	55,517
Purchase of third party material	7,435	-	7,435	3,949	-	3,949
Royalties	11,888	168	12,056	12,150	134	12,284
Special mining duty (1)	1,650	697	2,347	2,494	294	2,788
Direct costs	60,326	22,184	82,510	52,971	21,567	74,538
By-product gold sales	(19,353)	(27,117)	(46,470)	(16,902)	(19,917)	(36,819)
Opening gold inventory fair market value	2,909	619	3,528	2,740	354	3,094
Closing gold inventory fair market value	(2,187)	(751)	(2,938)	(1,629)	(1,268)	(2,897)
Cash costs net of by-product	41,695	(5,065)	36,630	37,180	736	37,916
Depreciation	11,780	5,736	17,516	6,855	5,994	12,849
Share-based compensation	122	31	153	(81)	(81)	(162)
Opening finished goods depreciation	(1,459)	(197)	(1,656)	(862)	(60)	(922)
Closing finished goods depreciation	1,326	144	1,470	2,318	288	2,606
Total production costs	$53,464	$649	$54,113	$45,410	$6,877	$52,287

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	227,901	212,882	440,783	219,283	220,365	439,648
Payable silver ounces	2,523,900	229,869	2,753,769	2,783,970	306,497	3,090,467

Cash costs per silver ounce	$16.52	($22.03)	$13.30	$13.36	$2.40	$12.27
Total production costs per ounce	$21.18	$2.82	$19.65	$16.31	$22.44	$16.92
Direct operating costs per tonne	$172.68	$100.14	$137.65	$156.77	$95.93	$126.28
Direct costs per tonne	$264.70	$104.21	$187.19	$241.56	$97.87	$169.54

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Expressed in thousands US dollars	June 30, 2024			June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Closing finished goods	4,038	557	4,595	10,257	962	11,219
Closing finished goods depreciation	1,326	144	1,470	2,318	288	2,606
Finished goods inventory	$5,364	$701	$6,065	$12,575	$1,250	$13,825

AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$20,472	($2,968)	$17,504	$19,592	$447	$20,039
Operations share-based compensation	60	14	74	(147)	(147)	(294)
Corporate general and administrative	2,263	910	3,173	1,228	477	1,705
Corporate share-based compensation	684	277	961	430	169	599
Reclamation - amortization/accretion	101	73	174	79	66	145
Mine site expensed exploration	341	335	676	327	350	677
Equipment loan payments	78	67	145	245	489	734
Capital expenditures sustaining	5,245	2,199	7,444	6,300	2,920	9,220
All-In-Sustaining Costs	$29,244	$907	$30,151	$28,054	$4,771	$32,825
Growth exploration, evaluation and development			3,299			3,253
Growth capital expenditures			48,367			14,644
All-In-Costs			$81,817			$50,722

	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	112,897	106,092	218,989	116,908	111,667	228,575
Payable silver ounces	1,192,165	111,296	1,303,461	1,348,366	133,889	1,482,255
Silver equivalent production (ounces)	1,535,161	621,292	2,156,453	1,663,223	616,297	2,279,520

All-In-Sustaining cost per ounce	$24.53	$8.15	$23.13	$20.81	$35.64	$22.15

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS

Expressed in thousands US dollars	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$41,695	($5,065)	$36,630	$37,180	$736	$37,916
Operations share-based compensation	122	31	153	(81)	(81)	(162)
Corporate general and administrative	4,467	1,711	6,178	3,844	1,355	5,199
Corporate share-based compensation	1,374	527	1,901	1,449	511	1,960
Reclamation - amortization/accretion	203	150	353	158	128	286
Mine site expensed exploration	463	649	1,112	706	663	1,369
Equipment loan payments	206	287	493	490	976	1,466
Capital expenditures sustaining	9,961	4,465	14,426	11,990	5,221	17,211
All-In-Sustaining Costs	$58,491	$2,755	$61,246	$55,736	$9,509	$65,245
Growth exploration, evaluation and development			6,823			6,316
Growth capital expenditures			86,272			27,370
All-In-Costs			$154,341			$98,931

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	227,901	212,882	440,783	219,283	220,365	439,648
Payable silver ounces	2,523,900	229,869	2,753,769	2,783,970	306,497	3,090,467
Silver equivalent production (ounces)	3,200,854	1,226,276	4,427,130	3,438,187	1,212,238	4,650,425

All-In-Sustaining cost per ounce	$23.17	$11.98	$22.24	$20.02	$31.03	$21.11

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Capital expenditures sustaining	$7,444	$9,220	$14,426	$17,211
Growth capital expenditures	48,367	14,644	86,272	27,370
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$55,811	$23,864	$100,698	$44,581

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Mine site expensed exploration	$676	$677	$1,112	$1,369
Growth exploration, evaluation and development	3,299	3,253	6,823	6,316
Total exploration, evaluation and development	3,975	3,930	7,935	7,685
Exploration, evaluation and development depreciation	188	317	347	595
Exploration, evaluation and development share-based compensation	127	112	278	243
Exploration, evaluation and development expense	$4,290	$4,359	$8,560	$8,523

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS